FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2009

Commission File Number 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name into English)

Turkcell Plaza Mesrutiyet Caddesi No. 153 34430 Tepebasi Istanbul, Turkey
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

EXHIBIT INDEX

99.1	Press Release dated September 25, 2009 (“TURKCELL CONTINUES TO BE S&P’S HIGHEST RATED TURKISH COMPANY ”)

EXHIBIT 99.1

TURKCELL CONTINUES TO BE S&P’S HIGHEST RATED TURKISH COMPANY

Subject:Statement made pursuant to Circular VIII,No:54 of the Capital Markets Board

Istanbul Stock Exchange

ISTANBUL

Special Subjects:

International Credit Rating Agency Standard & Poor’s (“S&P”) has upgraded the outlook on Turkcell’s ‘BB+’ long-term foreign currency rating from negative to stable. S&P confirmed both Turkcell’s long-term foreign currency and local currency ratings as “BB+”. Turkcell continues to be the highest rated company by S&P in Turkey.

This revision primarily reflects S&P’s recent upgrade of the outlook on Turkey’s long-term foreign currency rating to stable, the assessment that Turkcell’s operating performance in Turkey remains robust, and the view that Turkcell continues to have a strong balance sheet.

TURKCELL ILETISIM HIZMETLERI A.S.

Nihat Narin	Meltem Kalender
Investor & Int. Media Relations	Employee Relations
Division Head	Division Head
25.09.2009, 15:00	25.09.2009, 15:00

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

SIGNATURES

                    Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 28, 2009	By:	/s/ Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations - Division Head

TURKCELL ILETISIM HIZMETLERI A.S.
Date: September 28, 2009	By:	/s/ Meltem Kalender
Name: Meltem Kalender Title: Employee Relations - Division Head